NATIONAL
                              HOLDINGS CORPORATION

                  120 Broadway, 27th Floor, New York, NY 10271,
                      Phone 212-417-8210, Fax 212-417-8010

August 11, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attention: Amit Pande, Assistant Chief Accountant

Re:   Olympic Cascade Financial Corporation
      Form 10-K for the Fiscal Year Ended September 30, 2005
      Form 10-Q for the Fiscal Quarter Ended December 31, 2005
      File No. 001-12629

Ladies and Gentlemen:

      On behalf of National Holdings Corporation f/k/a Olympic Cascade Financial Corporation (the "Company"), set forth below are the Company's responses to the Commission's comments given by letter dated August 1, 2006 from Amit Pande, Assistant Chief Accountant (the "Comment Letter"). The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Form 10-K for the Fiscal Year Ended September 30, 2005:

Consolidated Statements of Operations - page F-3

1. We note your response to comment 1 of our letter dated June 19, 2006 that presenting cost of services separately on the income statement would involve undue cost and burden. Please provide us with support for your determination, including your estimate of changes that would need to be made and the time and resources involved.

Response:

      In order to present cost of services separately on the income statement it would be necessary for the Company to appropriately determine both direct and indirect expenses attributable to revenue producing activities. Although it may be easier for the Company to determine which expenses represent direct expenses, historically the Company has not maintained a departmentalized cost structure related to its indirect costs associated with revenue producing activities. As such, it would be difficult to accurately go back and restate previously issued operating results in this format. On a going forward basis, the Company would need to reconfigure its general ledger on a departmental basis and develop proper direct and indirect overhead allocations to accommodate this reporting request. With the assistance of our IT programmers, outside consultants and the review and approval of this new reporting presentation by our independent auditors, we estimate the conversion time would be at least six months. We also believe that this endeavor would be both internally burdensome and costly. The format for which we currently report operating results has been consistent in its presentation for over ten years.

Securities and Exchange Commission
August 11, 2006
Page 2

Note 3.b - Significant Agreements and Transactions-Capital Transactions, page
F-15

2. We note your response to comments 3 and 4 of our letter dated June 19, 2006. We continue to believe you are within the scope of EITF 96-19 and that both of these modifications or exchanges (January 2004 and August
      2005) should be accounted for as debt extinguishments. In this regard, we note the following:

      o Point 1 of the EITF 96-19 Implementation Guidelines indicates that "transactions involving contemporaneous exchanges of cash between the same debtor and creditor in connection with the issuance of a new debt obligation and satisfaction of an existing debt obligation by the debtor would only be accounted for as a debt extinguishment if the debt instruments have substantially different terms, as defined in this issue." Therefore, even if you believe that these transactions were simply the expiration of the old debt and contemporaneous issue of new debt, we believe you are within the scope of EITF 96-19;

      o In connection with both of these modifications or exchanges, you repriced the existing warrants held by the creditor. As noted in EITF 96-19, the cash flows of the new debt instrument include all cash flows specified by the terms of the new debt agreement plus any amounts paid by the debtor to the creditor as part of the exchange or modification. The incremental value associated with revised warrant terms (reduction of exercise price and extension of term) should be treated as a Day 1 cash flow for this purpose. It appears the present value of the remaining cash flows under the terms of the original agreement is at least 10% different from the present value of the remaining cash flows of the new agreement. As a result, it appears you would be required to account for these transactions as extinguishments;

      o EITF 96-19 indicates that fees paid by the debtor to the creditor as part of a modification or exchange that is accounted for as an extinguishment are to be associated with the extinguishment of the old debt instrument and are included in determining the debt extinguishment gain or loss to be recognized. In this regard, it appears that you have capitalized these costs and are amortizing them as an adjustment to income over the remaining term of the replacement debt.

Securities and Exchange Commission
August 11, 2006
Page 3

      We believe you should revise your 2004 and 2005 financial statements to properly reflect the accounting for these transactions as an extinguishment of debt. Alternatively, if you disagree please tell us why, and support your response with references to the applicable accounting literature supporting your position.

Response:

      We understand your position and interpretation of EITF 96-19 and respectfully disagree with your conclusions that a matured debt instrument exchanged for a new debt instrument with the same lender fall within the scope of EITF 96-19. Our auditors, Marcum & Kliegman LLP, conferred with Mr. Paul Beverer of the AICPA (888-777-7077), and both parties firmly believe that the intent of EITF 96-19 was to exclude matured obligations. Nothing contained in the accounting literature makes any reference that such exchanges would include matured obligations. From a logical standpoint, the cost to repay a debt obligation at maturity is the amount due in accordance with the original contractual debt agreement. The amount due at maturity is fixed and does not vary depending on whether or not the debt is refinanced with the same or a different creditor. From an economic perspective, any additional fees (i.e. the new warrants) cannot be related to the matured obligation, since the payment due at maturity was previously fixed by contract. The purpose of the guidance in EITF 96-19 is to use the "substantially different" calculation to infer from the terms of a modified (or new) debt instrument, whether in substance, the old debt was extinguished (not in accordance with its contractual terms), and a new debt was created. In our situation, it is of course clear that the matured debt was extinguished, and a new debt instrument was issued. It is also clear that the additional fees must be related to the new debt, since the "settlement" of the old debt was based upon the fixed obligation due at maturity.

      We continue to believe that the costs or fees to refinance an obligation represent commitment fees associated with the new loan and not the old loan. If the methodology you are recommending were applied, then every mortgage, for example, that matured and was refinanced would require expensing of the new fees paid to obtain the new loan which seems inconsistent and not appropriate. The fees paid for the new loan should be deferred and amortized over the life of the new loan. We believe the intention of EITF 96-19 was to accommodate instruments that were modified or exchanged prior to its maturity. Under that scenario, it would appear proper that any fees paid to modify an existing contractual obligation that resulted in an extinguishment, as defined, represent the consideration paid to effectuate the change to the existing legal agreement. We therefore respectfully request your continued consideration regarding this matter.

Securities and Exchange Commission
August 11, 2006
Page 4

      However, if you still believe EITF 96-19 is applicable, we have analyzed the January 2004 and August 2005 debt refinancings to determine if each refinancing were considered to be substantially different according to the criteria as defined in EITF 96-19. The information and results are as follows:

         January 2004 Financing
         ----------------------

         Original Debt
         -------------
         Amount                         $1,000,000
         Issue Date                     January 2001
         Term                           36 months
         Stated Interest Rate           9%
         Fair Value of Warrants         $50,000

         New Debt
         --------
         Amount                         $1,000,000
         Issue Date                     January 2004
         Term                           18 months
         Stated Interest Rate           12%
         Fair Value of Warrants         $158,000

         Substantial Difference Calculation
         ----------------------------------
         Original debt effective rate   10.963%
         PV of new debt                 $1,172,000
         More than 10% change?          Yes

         Impact on the Financial Statements
         ----------------------------------

                                                     FY 2004           FY 2005
                                                     -------           -------
         Net income (loss) - reported            $   300,000        $(1,473,000)

         Warrant value                              (158,000)
         Amortization of warrant value                72,000             86,000
                                                 -----------        -----------
         Net income (loss) - adjusted            $   212,000        $(1,387,000)
                                                 ===========        ===========

Securities and Exchange Commission
August 11, 2006
Page 5

      Given that total revenues and expenses were both approximately $64 million and $46 million in fiscal years 2004 and 2005, respectively, we believe the impact of the adjustment is clearly immaterial. The impact on fiscal year 2005 earnings is inconsequential. The impact for fiscal year 2004, although significant as a percentage of earnings, results from the Company essentially reporting break even earnings ($64 million in revenues and $64 million in operating expenses). The impact represents 0.1% of total expenses and therefore is not meaningful. In accordance with the factors in SAB 99, the adjustment does not:

      o     mask a change in earnings or other trend,
      o hide a failure to meet analysts' consensus expectations for the Company,
      o     change a loss into income or vice versa,
      o concern a segment or other portion of the Company's business that has been identified as playing a significant role in its operations or profitability,
      o     affect the Company's compliance with regulatory requirements,
      o affect the Company's compliance with loan covenants or other contractual requirements,
      o have the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation,
      o     involve concealment of an unlawful transaction.

      From a qualitative standpoint, the impact of the fiscal 2004 adjustment is not substantive.

         August 2005 Financing
         ---------------------

         Original Debt
         -------------
         Amount                         $1,000,000
         Issue Date                     January 2004
         Term                           18 months
         Stated Interest Rate           12%
         Fair Value of Warrants         $158,000

         New Debt
         --------
         Amount                         $1,000,000
         Issue Date                     August 2005
         Term                           18 months
         Stated Interest Rate           12%
         Fair Value of Warrants         $130,000

         Substantial Difference Calculation
         ----------------------------------
         Original debt effective rate   24.713%
         PV of new debt                 $930,000
         More than 10% change?          No

      Based on the above, we believe no further adjustments are necessary concerning the fiscal year 2004 and 2005 financial statements.

Securities and Exchange Commission
August 11, 2006
Page 6

Form 10-Q for the Quarter Ended December 31, 2005

Note 10 - Subsequent Events, page 9

3. We note your response to comment 5 of our letter dated June 19, 2006 and disclosure in Note 11 - Private Placements of your Form 10-Q for the quarter ended March 31, 2006 that you consider the Series B Convertible Preferred Stock ("Preferred Stock") to be permanent equity and accordingly determine the conversion option to not be a derivative liability. You appear to base this determination upon the Preferred Stock being redeemable only in a complete liquidation. In the Preferred Stock certificate filed as Exhibit 3.5 in your Form 8-K filed January 18, 2006, we note the following:

      a. Shares of Preferred Stock are redeemable upon the death of Mark Goldwasser, your current President and CEO; and
      b. Holders of Preferred Stock are entitled to a cumulative fixed-rate dividend of 10% that accrues, whether or not declared.

      It appears to us that the above two features result in the Preferred Stock being more akin to debt than equity and accordingly the conversion option would meet all the criteria in paragraph 12 of SFAS 133 and be accounted for as a derivative liability. Please tell us how you considered the above two features in your determination that the conversion option be not accounted for as a derivative instrument.

Response:

      After further analyses and consideration of your comment letter, the Company concurs that the issuance of Series B Preferred Stock should be recorded outside permanent equity, since the securities are contingently redeemable at the option of the holders. However, please be advised that the holders of the Series B Preferred Stock have agreed to enter into a waiver agreement whereby the holders would irrevocably waive the provision which allows for the contingent redemption, and would agree not to transfer their Series B Preferred Stock to any person or entity that does not execute a similar waiver. As such, the Series B Convertible Preferred Stock can be considered to be permanent equity.

      In accordance with SFAS 150, when securities issued are contingently redeemable for example, at the holders' option or upon the occurrence of an event not solely within the company's control, the shares are not considered within the scope of FAS 150 because there is no unconditional obligation (mandatory) to redeem the shares by transferring assets at a specified or determinable date. The Series B Preferred Stock may be converted into common shares at any time, are redeemable upon the death of our CEO at the holders' option, or may exist in perpetuity. Therefore, the securities do not require liability presentation.

      EITF D-98, further clarifies the accounting treatment regarding contingent redeemable securities, which states such securities should be classified outside permanent equity. The Series B Convertible Securities are therefore required to be recorded outside permanent equity at their liquidation value, which in this case is $1 million.

      Accordingly, based upon receipt of the above referenced waiver from each of the holders of the Series B Preferred Stock, the Series B Preferred Stock does constitute permanent equity.

Securities and Exchange Commission
August 11, 2006
Page 7

      The Company continues to believe that the embedded conversion option is not required to be accounted for as a derivative liability. The basis for this conclusion is discussed below in response No. 4.

4. In the event you believe that the conversion option meets the scope exception in paragraph 11(a) of SFAS 133, please provide us a comprehensive analysis of how you considered the guidance in EITF 00-19 and determined that the conversion option qualifies for equity classification. In your response include references to the applicable paragraphs in EITF 00-19 and other accounting literature supporting your position.

Response:

      The Company analyzed the provisions of SFAS 133, paragraph 12 and EITF 00-19, paragraphs 12-32, to determine if the conversion option associated with the Series B Convertible Preferred Stock should be classified as a derivative liability. In accordance with paragraph 12 of SFAS 133, "(a)n embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

      a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

      b. The contract ("the hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

      c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement."

      Criteria (a) and (b) are both met: as a result of the cumulative fixed rate dividend that accrues whether or not declared, and the redemption feature, the instrument is more akin to debt than equity; neither the hybrid instrument (the convertible preferred stock) nor the host contract (the preferred stock) are accounted for using mark to market accounting. However, with respect to criterion (c), we reviewed the guidance pursuant to all of the provisions of EITF 00-19, paragraphs 12 through 32 (as discussed below in detail). Since the conversion option qualifies as equity, it is excluded from the scope of SFAS 133 pursuant to paragraph 11a. According to SFAS 133, paragraph 11a, "(n)otwithstanding the conditions of paragraph 6-10, the reporting entity shall not consider.... contracts issued or held by a reporting entity that are both
(1) indexed to its own stock and (2) classified as stockholders' equity" to be a derivative instrument.

Securities and Exchange Commission
August 11, 2006
Page 8

      As discussed above, the Company analyzed the conditions enumerated in EITF 00-19 (paragraphs 12 through 32) and determined the terms of the conversion option meet all of the requirements for equity classification. These conditions are as follows:

      o     The contract permits the Company to settle in unregistered shares.
      o The Company has a sufficient number of authorized and unissued shares to settle the contract after considering all other commitments.
      o The contract contains an explicit limit on the number of shares to be delivered in share settlement.
      o There are no cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.
      o There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with a full return.
      o     The contract requires no net-cash settlement alternatives.
      o There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
      o There is no requirement in the contract to post collateral at any point or for any reason.

      Notwithstanding the requirements to register the underlying shares of the convertible securities in accordance with the provisions of the Registration Rights Agreement, nothing contained in the Series B Preferred Stock prohibits the Company from issuing and delivering unregistered shares upon conversion of the preferred stock. We note that the Series B Preferred Stock is held solely by accredited investors. The registration rights agreement provides for registration rights on a "best efforts" basis only and contains no penalty provisions for not filing or maintaining an effective registration statement.

      Based on the above analyses, the conversion option associated with the Series B Convertible Preferred Stock does not meet the requirements of SFAS 133 to be accounted for as a derivative liability.

Securities and Exchange Commission
August 11, 2006
Page 2

      Please call the undersigned at (212) 417-8210 with any comments or questions regarding the Company's response and please send a copy of any written comments to the following party:

                             Mitchell Littman, Esq.
                               Littman Krooks LLP
                                655 Third Avenue
                               New York, NY 10017
                              Phone: (212) 490-2020
                               Fax: (212) 490-2990

                                           Very truly yours,

                                           /s/ Mark Goldwasser
                                           -------------------
                                           Mark Goldwasser
                                           President and Chief Executive Officer

cc:   National Holdings Corporation
      Robert H. Daskal

      Littman Krooks LLP
      Mitchell Littman, Esq.

      Marcum & Kliegman LLP
      Mitchell Watt

      Securities and Exchange Commission
      Matthew Komar, Staff Accountant